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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D
                          (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)

                SEARCH FINANCIAL SERVICES, INC.
----------------------------------------------------------------------
                        (Name of Issuer)

                   Common Stock, $.01 par value
       9%/7% Convertible Preferred Stock, $.01 par value
----------------------------------------------------------------------
                 (Title of Class of Securities)

                          812207 40 5
----------------------------------------------------------------------
                         (CUSIP Number)

                        Timothy G. Ewing
                      Value Partners, Ltd.
                   c/o Fisher Ewing Partners
                        Suite 4660 West
                        2200 Ross Avenue
                   Dallas, Texas  75201-2790
                         (214)999-1900
-----------------------------------------------------------------------
(Name, Address, Telephone Number of Person Authorized to Receive
                   Notices and Communications)

                       December 19, 1997
----------------------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                       Page 1 of 20 Pages
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CUSIP NO. 812207 40 5          13D          PAGE 2 of 20 PAGES

1
NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Value Partners, Ltd.  75-2291866

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [X]

3
SEC USE ONLY

4
SOURCE OF FUNDS*

WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e)                                          [ ]

N/A

6
CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7
SOLE VOTING POWER

1,158,376

8
SHARED VOTING POWER

N/A

9
SOLE DISPOSITIVE POWER

1,158,376

10
SHARED DISPOSITIVE POWER

N/A

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,158,376

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

N/A

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.3%

14
TYPE OF REPORTING PERSON*

PN
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CUSIP NO. 812207 40 5      13D         PAGE 3 OF 20 PAGES

1
NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fisher Ewing Partners 75-2393946

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [X]

3
SEC USE ONLY

4
SOURCE OF FUNDS*

N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e)                                         [ ]

N/A

6
CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7
SOLE VOTING POWER

  N/A

8
SHARED VOTING POWER

1,158,376

9
SOLE DISPOSITIVE POWER

N/A

10
SHARED DISPOSITIVE POWER

1,158,376

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,158,376

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

N/A

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.3%

14
TYPE OF REPORTING PERSON*

PN
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CUSIP NO. 812207 40 5         13D           PAGE 4 OF 20

1
NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Timothy G. Ewing

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [X]

3
SEC USE ONLY

4
SOURCE OF FUNDS*

N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e)                                          [ ]

N/A

6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7
SOLE VOTING POWER

  N/A

8
SHARED VOTING POWER

1,158,376

9
SOLE DISPOSITIVE POWER

  N/A

10
SHARED DISPOSITIVE POWER

1,158,376

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,158,376

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

N/A

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.3%

14
TYPE OF REPORTING PERSON*

IN
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CUSIP NO. 812207 40 5          AMENDMENT NO. 4         PAGE 5 OF 20

     This statement on Schedule 13D (the "Statement") relating to shares of the common stock, $.01 par value (the "Common Stock"), and 9%/7% Convertible Preferred Stock, $.01 par value ("Convertible
Preferred Stock"), of Search Financial Services, Inc. (the "Issuer" or "Search") is hereby amended as follows:

Item 1.  Security and Issuer

     The prior response to Item 1 remains unchanged.

Item 2.  Identity and Background

     The prior response to Item 2 remains unchanged, except that Richard W. Fisher was sworn in as Deputy U.S. Trade Representative (which carries the rank of a United States Ambassador) on December 11, 1997. Mr. Fisher will begin in his new position on January 12, 1998 and is withdrawing as a general partner of Fisher Ewing Partners effective as of December 31, 1997. As a result, Mr. Fisher is no longer deemed as of December 31, 1997 to have any shared voting or dispositive power over the shares of the Issuer.

Item 3.  Source and Amount of Funds or Other Consideration

     The prior response to Item 3 remains unchanged.

Item 4.  Purpose of Transaction

     Value Partners originally acquired its shares of Convertible Preferred Stock and Common Stock solely for investment purposes. However, on December 11, 1997, Value Partners sent a letter to the Issuer expressing various concerns regarding the Issuer, the Convertible Preferred Stock and the acquisition of Dealers Alliance Credit Corporation ("DACC"). A copy of the December 11, 1997 letter was previously filed as Exhibit 4.

     Value Partners is concerned about the inability of the Issuer to pay dividends on the Convertible Preferred Stock and about the Issuer's proposal to amend its Restated Certificate of Incorporation to provide for a mandatory reclassification and conversion of the Convertible Preferred Stock into Common Stock. In its December 11, 1997 letter, Value Partners stated that it will not vote in favor of the proposed reclassification and that it will take whatever steps are necessary to block the proposed reclassification. To this end, Value Partners has requested a list of the holders of the Convertible Preferred Stock, as well as various Board of Directors'minutes, financial analyses and other books and records regarding the proposed reclassification. With respect to the proposed voluntary exchange offer of Common Stock for Convertible Preferred Stock, Value Partners presently does not intend to tender its shares but has not yet decided whether to oppose the voluntary exchange offer.
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CUSIP NO. 812207 40 5     AMENDMENT NO. 4            PAGE 6 OF 20

     If the Issuer proceeds with the mandatory reclassification of the Convertible Preferred Stock, Value Partners currently intends to take one or more of the following steps to block the reclassification: (1) purchasing additional shares of Convertible Preferred Stock so that the Issuer does not receive the two-thirds approval required; (2) soliciting other holders of the Convertible Preferred Stock to vote against the reclassification; or (3) pursuing litigation.

     In the event the Issuer does not pay dividends on the Convertible Preferred Stock for four consecutive quarters, then the holders of the Convertible Preferred Stock will have the right, voting separately as a class, to elect two-thirds of the Board of Directors of the Issuer. If four consecutive quarterly dividends are not paid, Value Partners currently intends to exercise its right to elect directors to the full extent deemed appropriate at the time. However, since such voting rights will not be triggered prior to the summer of 1998, no decision has been made by Value Partners at this time as to how many directors Value Partners will seek to elect on its own or with the support of other holders of Convertible Preferred Stock or whom such directors will be.

     Value Partners also expressed concerns in its December 11, 1997 letter about the Issuer securities issued in the DACC acquisition for less than their fair market value. Under the anti-dilution provisions governing the terms of the Convertible Preferred Stock, Value Partners believes that the number of shares of Convertible Preferred Stock need to be immediately adjusted upward and the conversion price needs to be adjusted downward. By letter dated December 19, 1997 from the Executive Vice President and General Counsel of Search, Search stated that it does not believe that any adjustment is required, without stating the reasons for such belief. A copy of such letter is filed as Exhibit 5 hereto. Value Partners intends to further pursue such matter.

     Value Partners also set forth other concerns regarding the acquisition of DACC, including the purchase accounting adjustments that were made and then restated. Value Partners has requested various Board minutes, financial analyses, purchase accounting analyses and other books and records relating to the acquisition of DACC.

     Value Partners may be willing to provide additional funding to the Issuer, provided that the terms of the Convertible Preferred Stock are amended to be more favorable to the holders thereof and if certain changes are made in the senior management of the Issuer. To date, such proposals have not been finalized by Value Partners and have not been discussed on a preliminary basis with the Issuer. There can be no assurance that any such proposals, if finalized, will be viewed favorably by the Issuer.

     In its December 19, 1997 letter, Search indicated that it needed more time to "search for and analyze" most of the books and records requested by Value Partners. Search also indicated that it hoped a face to face meeting might result in Value Partners not pursuing its formal demand for books and records and not pursuing its opposing proxy solicitation.
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CUSIP NO. 812207 40 5       AMENDMENT NO. 4            PAGE 7 OF 20

The December 19, 1997 letter also made reference to a confidentiality agreement, which was provided by letter dated December 24, 1997 from Search. A copy of Search's December 24, 1997 letter is filed as
Exhibit 6 hereto.

     On December 24, 1997, counsel to Value Partners sent Search a letter indicating that Value Partners was willing to meet with representatives of Search, but that among other things such meeting should not result in Search delaying the production of the requested books and records. Value Partners agreed to extend the statutory deadline for Search to produce such materials from December 19, 1997 to December 30, 1997 for the stockholder information requested in paragraphs 11 to 14 of Value Partners' December 11, 1997 letter and to January 5, 1998 for the remaining outstanding items requested by such letter. Value Partners further indicated that the confidentiality agreement prepared by Search was unacceptable, particularly since it would preclude Value Partners from communicating with its fellow stockholders the contents of the requested books and records.

     Search delivered the stockholder information to Value Partners on December 30, 1997, which is currently being reviewed by Value Partners. Search also orally indicated that it intends to produce the other books and records on January 5, 1998. A copy of Search's letter dated December 30, 1997 is filed as Exhibit 8 hereto.

     Other than as set forth above, Value Partners does not have any at this time specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     The response to Item 5(a) is hereby supplemented as follows:

     (a) Value Partners beneficially owns 444,177 shares of the Convertible Preferred Stock of the Issuer, which amounts to 18.0% of the 2,470,124 shares of Convertible Preferred Stock issued and outstanding.

     In addition, Value Partners owns 270,022 shares of the Issuer's Common Stock, which represents 4.0% of the 6,682,886 shares of Common Stock issued and outstanding as of November 14, 1997. Because each share of Convertible Preferred Stock is convertible into two shares of Common Stock, Value Partners is deemed to beneficially own for purposes of Rule 13d-3 an aggregate of 1,158,376 shares of Common Stock, or 15.3% of the 7,571,240 shares of Common Stock that would be issued and outstanding if Value Partners fully converted its Convertible Preferred Stock into Common Stock.

     Neither Fisher Ewing nor Mr. Ewing directly owns any shares of Convertible Preferred Stock or Common Stock. However, since Fisher Ewing is the general partner of Value Partners and since Mr. Ewing is the general partner of Fisher Ewing, each of Fisher
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CUSIP NO. 812207 40 5      AMENDMENT NO. 4          PAGE 8 OF 20

Ewing and Mr. Ewing may be deemed to have shared voting and dispositive power over the shares of Convertible Preferred Stock and Common Stock directly owned by Value Partners. For the reasons stated above, Mr. Fisher is no longer deemed as of December 31, 1997 to have any shared voting or dispositive power over the shares of Convertible Preferred Stock and Common Stock directly owned by Value Partners.

     The prior responses to Items 5(b) through 5(e) remain unchanged, except that for the reasons stated above, Mr.
Fisher is no longer deemed as of December 31, 1997 to have any shared voting or dispositive power over the shares of Convertible Preferred Stock and Common Stock directly owned by Value Partners.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

     The prior response to Item 6 remains unchanged.

Item 7.  Material to Be Filed as Exhibits

     The prior response to Item 7 is hereby supplemented by adding the following exhibits:

      Exhibit 5  Letter Dated December 19, 1997 from Search to
                 Value Partners
      Exhibit 6  Letter Dated December 24, 1997 from Search to
                 Value Partners
      Exhibit 7 Letter Dated December 24, 1997 to Search from Value Partners' counsel
      Exhibit 8  Letter Dated December 30, 1997 from Search to
                 Value Partners
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CUSIP NO. 812207 40 5       AMENDMENT NO. 4       PAGE 9 OF 20

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        VALUE PARTNERS, LTD.

                         By: Fisher Ewing Partners as General Partner



December 31, 1997        By:/s/Timothy G. Ewing
                            -------------------
                             Timothy G. Ewing
                             General Partner


                         FISHER EWING PARTNERS



December 31, 1997        By:/s/Timothy G. Ewing
                            -------------------
                            Timothy G. Ewing
                             General Partner



December 31, 1997        By:/s/Timothy G. Ewing
                            --------------------
                            Timothy G. Ewing
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